Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

AETERNA ZENTARIS INC.

1.	Name and Address of Company

Aeterna Zentaris Inc. (the “Corporation”)

1405 du Parc-Technologique Boulevard

Quebec City, Québec G1P 4P5

2.	Date of Material Change

April 2, 2012

3.	News Release

On April 2, 2012, the Corporation issued a news release indicating the material change, which was disseminated in Canada on the Canada NewsWire service. A copy of such news release is attached hereto as Schedule A.

4.	Summary of Material Change

On April 2, 2012, the Corporation announced that the Phase 3 “X-PECT” (Xeloda® + Perifosine Evaluation in Colorectal cancer Treatment) clinical trial evaluating perifosine + capecitabine (Xeloda®) in patients with refractory advanced colorectal cancer did not meet the primary endpoint of improving overall survival versus capecitabine + placebo.

5.	Full Description of Material Change

On April 2, 2012, the Corporation announced that the Phase 3 “X-PECT” (Xeloda® + Perifosine Evaluation in Colorectal cancer Treatment) clinical trial evaluating perifosine + capecitabine (Xeloda®) in patients with refractory advanced colorectal cancer did not meet the primary endpoint of improving overall survival versus capecitabine + placebo. The trial involving 468 patients in 65 sites in the U.S was conducted by the Company’s North American licensee partner, Keryx Biopharmaceuticals, Inc. (NASDAQ: KERX).

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Further information regarding the matters described in this report may be obtained from Dennis Turpin, Senior Vice President and Chief Financial Officer. Mr. Turpin is knowledgeable about the details of the material change and may be contacted at (418) 652-8525.

9.	Date of Report

April 2, 2012.

SCHEDULE A

NEWS RELEASE

(April 2, 2012)

Aeterna Zentaris Announces Top-Line Data from the Perifosine Phase 3 Trial in Refractory Advanced Colorectal Cancer

QUÉBEC CITY, April 2, 2012 /CNW Telbec/ - Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the “Company”) today announced that the Phase 3 “X-PECT” (Xeloda® + Perifosine Evaluation in Colorectal cancer Treatment) clinical trial evaluating perifosine + capecitabine (Xeloda®) in patients with refractory advanced colorectal cancer did not meet the primary endpoint of improving overall survival versus capecitabine + placebo. The trial involving 468 patients in 65 sites in the U.S was conducted by the Company’s North American licensee partner, Keryx Biopharmaceuticals, Inc. (NASDAQ: KERX).

Juergen Engel, Ph.D., Aeterna Zentaris President and Chief Executive Officer, commented, “Although we are obviously very disappointed that the trial did not meet its primary endpoint, I would like to thank all those involved in this trial for their dedicated work. We are currently conducting further data analyses in collaboration with our licensee partners, in order to determine the future development strategy for perifosine. Our other ongoing late-stage programs with AEZS-108 and AEZS-130, as well as earlier-stage programs from our deep pipeline will continue as planned, with a sufficient cash position to pursue these programs for more than the next 12 months.”

The Company will host a conference call and webcast later today, Monday, April 2, 2012 at 10:00 a.m. (Eastern). Participants may access the live webcast through the Company’s website at www.aezsinc.com in the “Newsroom” section, or by telephone: in Canada, (514) 807-9895 or (647) 427-7450, outside Canada, (888) 231-8191. A replay of the webcast will also be available on the Company’s website for a period of 15 days.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a late-stage oncology drug development company currently investigating potential treatments for various cancers. The Company’s innovative approach of “personalized medicine” means tailoring treatments to a patient’s specific condition and to unmet medical needs. Aeterna Zentaris’ deep pipeline is drawn from its proprietary discovery unit providing the Company with constant and long-term access to state-of-the-art therapeutic options. For more information please visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

For further information:

Investor Relations

Ginette Beaudet Vallières

Investor Relations Coordinator

(418) 652-8525 ext. 265

gvallieres@aezsinc.com

Media Relations

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com